

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

Mehgan Peetz
Chief Legal Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, TN 37148

> **Re: Shoals Technologies Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on March 19, 2021**
> **CIK No. 0001831651**

Dear Ms. Peetz :

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing